RICHEMONT

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

RECEIVED
2004 JUN -9 A 8:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030912

SUPPL

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

1 June 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release of today announcing the Richemont Exhibition in the Forbidden City, Beijing from 21 to 25 September 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Schell

Alan Grieve

dlw 6/22

Enclosures

cc: Mr Richard L Muglia

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

1 June 2004

RICHEMONT TO PRESENT 'MONTRES ET MERVEILLES' EXHIBITION IN THE FORBIDDEN CITY, BEIJING FROM 21 TO 25 SEPTEMBER 2004

Richemont is proud to present the *Montres et Merveilles* exhibition of fine watchmaking in Beijing from 21 to 25 September 2004 in partnership with The City Council of Beijing, The Chinese Watch Association (an organisation established under the auspices of the Chinese Ministry for Light Industry) and The People's Palace of Culture, Beijing ('Tai Miao').

The exhibition, which is being co-ordinated by Dr Franco Cologni, will present Richemont's Haute Horlogerie Maisons in the Temple of Tai Miao at the entrance to the Forbidden City in Beijing. The exhibition will display over 600 pieces illustrating the history of watchmaking up to the current day.

This will be the first time that an exhibition of fine watchmaking has been staged in the exceptional surroundings of the Forbidden City. It will illustrate the heritage of the watchmaker's art over the centuries and will demonstrate the different aspects of high-watchmaking craftsmanship. The Group's watchmakers, enamellers, engravers and experts in the setting of gemstones will be on hand to demonstrate the skills that go into the creation of a fine timepiece.

The following Richemont Maisons will join together to present their product ranges, which will include both technically complex and high-jewellery pieces: IWC, Jaeger-LeCoultre, A. Lange & Söhne, Officine Panerai, Vacheron Constantin, Cartier, Piaget, Baume et Mercier, Alfred Dunhill and Montblanc.

To celebrate the event, Richemont has also offered its expertise to the City of Beijing to assist in the restoration of historic timepieces belonging to the collection of the Forbidden City.

Further Information: Dr Franco Cologni
Senior Executive Director

Richemont International SA
13 Rue de la Paix

Tel + 33 1 49 26 16 21
Fax + 33 1 49 26 16 16
Email : franco.cologni@richemont.com